SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

ManTech International Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

564563 10 4

(CUSIP Number)

March 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 564563 10 4	13G

1	Names of Reporting Persons The Pedersen GST 2022 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,773,389
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,773,389
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,389
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 564563 10 4	13G

1	Names of Reporting Persons The Pedersen Nonexempt 2022 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,611,454
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,611,454
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,611,454
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 16.8%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 564563 10 4	13G

1	Names of Reporting Persons Jennifer A. Warren
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,384,843
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,384,843
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,384,843
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 23.9%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 564563 10 4	13G

Item 1 (a).	Name of Issuer:

ManTech International Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

2251 Corporate Park Drive, Suite 600

Herndon, VA 20171

Item 2 (a).	Names of Persons Filing:

(i) The Pedersen GST 2022 Trust;

(ii) The Pedersen Nonexempt 2022 Trust;

(iii) Jennifer A. Warren, as Trustee

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

(i) 2251 Corporate Park Drive, Suite 600, Herndon, VA 20171;

(ii) 2251 Corporate Park Drive, Suite 600, Herndon, VA 20171;

(iii) 2251 Corporate Park Drive, Suite 600, Herndon, VA 20171

Item 2 (c).	Citizenship:

(i) The Pedersen GST 2022 Trust: Virginia;

(ii) The Pedersen Nonexempt 2022 Trust: Virginia;

(iii) Jennifer A. Warren: United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2 (e).	CUSIP Number:

564563 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) through (c):

The information with respect to the reporting persons’ beneficial ownership is incorporated by reference to items (5) to (9) and (11) of the cover pages of this Schedule 13G.

CUSIP No. 564563 10 4	13G

As the trustee and as a beneficiary of The Pedersen GST 2022 Trust and The Pedersen Nonexempt 2022 Trust, Ms. Warren may be deemed the beneficial owner of the shares held by the trusts. Ms. Warren expressly disclaims that she and the trusts constitute a group for purposes of Rule 13d-5 under the Act or any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 564563 10 4	13G

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2022

/s/ Jennifer A. Warren
Jennifer A. Warren, in her individual capacity and as Trustee of The Pedersen GST 2022 Trust and The Pedersen Nonexempt 2022 Trust